Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated December 27, 2024, relating to the financial statements and financial highlights of Innovator IBD® 50 ETF, Innovator IBD® Breakout Opportunities ETF, Innovator Laddered Allocation Buffer ETF™, Innovator Laddered Allocation Power Buffer ETF™, Innovator Deepwater Frontier Tech ETF, Innovator S&P Investment Grade Preferred ETF, and Innovator Gradient Tactical Rotation Strategy ETF, each a series of Innovator ETFs Trust, which are included in Form N-CSR for the year ended October 31, 2024, and to the references to our firm under the headings “Fund Service Providers” “Financial Highlights” in the Prospectuses and “Investment Adviser and Other Service Providers” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

COHEN & COMPANY, LTD.

Milwaukee, Wisconsin

February 27, 2025